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                             October 28, 2020

       Alexandre Mongeon
       Chief Executive Officer
       Vision Marine Technologies Inc.
       730 Boulevard du Cure-Boivin
       Boisbriand, Quebec J7G2A7, Canada

                                                        Re: Vision Marine
Technologies Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed October 19,
2020
                                                            File No. 333-239777

       Dear Mr. Mongeon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2020 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed October 19, 2020

       Capitalization, page 30

   1. We note the revisions made in response to prior comment 3. Please further revise the table to address the
following:

                                                              Include a double
line under the cash and cash equivalents amounts and revise the first line of the
introductory paragraph to indicate that the table presents your cash and cash
equivalents and capitalization.
                                                              Replace the
itemized current and non-current liabilities sections with a Debt section that only includes
the line items of Bank indebtedness, Current portion of long term debt and Long-term
debt (non-current portion); all other liability line items should be
 Alexandre Mongeon
Vision Marine Technologies Inc.
October 28, 2020
Page 2
           deleted from the table.
             Recalculate your Total Capitalization amounts to reflect only the summation of Bank indebtedness, Current portion of long term debt, Long-term debt (non-current portion) and Total Equity (Deficit).
Summary Compensation Table, page 64

2. We note your response to prior comment 2 and the new disclosure in the table on page 64 about the amount of Share-based awards" and "Option-based awards" for the fiscal year ended August 31, 2020. Regarding the portion of compensation that was paid:
      (1) pursuant to a bonus or profit-sharing plan, provide a brief description of the plan and the basis upon which such persons participate in the plan; and (2) in the form of stock options, provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options. For guidance, see
      Item 6.B.1. of Form 20-F.
Related-Party Transactions, page 70

3. We note your response to prior comment 4. Please update the disclosure in the first bullet point on page 71 to a more recent date.
       You may contact Beverly Singleton, Staff Accountant, at 202-551-3328 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameAlexandre Mongeon
                                                            Division of
Corporation Finance
Comapany NameVision Marine Technologies Inc.
                                                            Office of
Manufacturing
October 28, 2020 Page 2
cc:       William Rosenstadt, Esq.
FirstName LastName